

Swift Rails, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Swift Rails, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 6, 2022

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	17,129	231,954
Grant Income Receivable	19,538	1,102
Bank Charge Receivable	3,914	-
Total Current Assets	40,581	233,056
Non-current Assets		
Property and Equipment, net of Accumulated Depreciation	65,641	44,254
Intangible Assets: Patents, net of Accumulated Amortization	36,687	30,005
Total Non-Current Assets	102,328	74,260
TOTAL ASSETS	142,909	307,315
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Expenses	2,061	9,536
Total Current Liabilities	2,061	9,536
Long-term Liabilities		
PPP Loan	-	67,600
Total Long-Term Liabilities	-	67,600
TOTAL LIABILITIES	2,061	77,136
EQUITY		
Common Stock	13	13
Preferred Stock	1	1
Additional Paid in Capital	628,639	512,949
Accumulated Deficit	(487,805)	(282,783)
Total Equity	140,848	230,180
TOTAL LIABILITIES AND EQUITY	142,909	307,315

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	200,739	91,525
Research and Development	160,360	57,823
Capital Raise Costs	4,427	76,813
Depreciation	8,350	5,690
Total Operating Expenses	373,876	231,851
Operating Income (loss)	(373,876)	(231,851)
Other Income		
Interest Income	240	1,335
Other	168,614	5,102
Total Other Income	168,854	6,437
Provision for Income Tax	-	-
Net Income (loss)	(205,022)	(225,415)

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(205,022)	(225,415)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	8,350	5,690
Grant Income Receivable	(18,437)	(1,102)
Bank Charge Receivable	(3,914)	-
Accrued Expenses	(7,474)	4,856
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(21,475)	9,445
Net Cash provided by (used in) Operating Activities	(226,497)	(215,970)
INVESTING ACTIVITIES		
Property and Equipment	(29,737)	(9,727)
Patents	(6,682)	(14,672)
Net Cash provided by (used by) Investing Activities	(36,419)	(24,399)
FINANCING ACTIVITIES		
PPP Loan	(67,600)	67,600
Additional Paid in Capital	115,690	402,833
Net Cash provided by (used in) Financing Activities	48,090	470,433
Cash at the beginning of period	231,954	1,891
Net Cash increase (decrease) for period	(214,825)	230,064
Cash at end of period	17,129	231,954

Statement of Changes in Shareholder Equity

	Common Stock			Preferred Stock			Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount	APIC	# of Shares Amount	$ Amount	APIC		
Beginning Balance at 1/1/20	1,329,000	13	110,116	-	-	-	(57,368)	52,761
Issuance of Common Stock	10,853	-	70,002	-	-	-	-	70,002
Issuance of Preferred Stock	-	-	-	57,286	1	332,831	-	332,832
Net Income (Loss)	-	-	-	-	-	-	(225,415)	(225,415)
Ending Balance 12/31/2020	1,339,853	13	180,117	57,286	1	332,831	(282,783)	230,180
Issuance of Common Stock via Equity Incentive Plan	48,650	-	96,047	-	-	-	-	96,047
Issuance of Preferred Stock	-	-	-	3,381	-	19,644	-	19,644
Net Income (Loss)	-	-	-	-	-	-	(205,022)	(205,022)
Ending Balance 12/31/2021	1,388,503	13	276,164	60,667	1	352,475	(487,805)	140,848

Swift Rails, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Swift Rails, Inc. ("the Company") was formed in Delaware on September 18th, 2019. The Company plans to generate revenue from the design, construction, and operation of its ultra-light rail personal rapid transit system. The Company is headquartered in Lancaster, NY.

The Company will conduct a crowdfunding campaign under Regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased. As of December 31, 2020 and 2021, the Company had $175,000 and $0 held in escrow at a crowdfunding platform, respectively. The Company has unrestricted access to this cash and the amounts have since been disbursed as of the date of these financials.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Prototype	10	76,205	12,267	-	63,938
Trailer	5	4,089	2,386	-	1,703
Grand Total	**-**	**80,294**	**14,653**	**-**	**65,641**

Intangible Assets

The Company's intangible asset consists of US and international patent application costs. These patents have not yet been issued therefore they have not yet been amortized. The ending balance of this asset was $30,005 and $36,687 as of December 31, 2020 and 2021, respectively.

Other Income

In 2020 and 2021, the Company received other income in the form of grants from the Small Business Administration (SBA) as well as New York State Energy Research and Development Authority (NYSERDA) for the purposes of funding payroll. Furthermore, the Company's two PPP loans were forgiven, and a bank charge was returned in 2021. As a result, the Company received $5,102 and $168,614 as of December 31, 2020 and 2021, respectively.

Grant Income Receivable

In 2020 and 2021, the Company incurred respective amounts of $1,102 and $30,569 in payroll expenses that will be reimbursed by the NYSERDA. Per the Other Income disclosure above, $1,102 from 2020, and $11,031 from 2021 have been reimbursed in the form of grant income, leaving an outstanding receivable balance of $19,538 as of December 31, 2021. This receivable has been paid in full in January 2022.

Capital Raise Costs

Capital raise costs consist of fees associated with an equity crowdfunding campaign such as legal, marketing, and commissions. The Company anticipates this line item to be non-recurring in future years.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In August 2020, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of retaining and rewarding talent for services rendered to the Company. Awards that may be granted under the Plan include: (a) Incentive Stock Options (b) Restricted Stock and (c) Non-qualified Stock Options. Following an amendment to the Plan in November 2021, a total of 325,000 shares of Common Stock shall be available for the grant of Awards under the Plan. Incentive Stock Options may be granted to Employees only. Awards other than Incentive Stock Options may be granted to Employees, Consultants and Directors. No Incentive Stock Option shall be exercisable after the expiration of 10 years from the Grant Date. Both Non-qualified Stock Options and Restricted Stock Awards shall vest immediately upon execution of an agreement.

In April 2021, the Board of Directors approved the Company's restricted stock awards and the methodology for calculating equity-based compensation. In November and December 2021, a total of 48,650 Restricted Stock Awards were issued and outstanding pursuant to the Company's Equity Incentive Plan. All Awards have vested immediately upon issuance.

In November and December 2021, a total of 63,052 Stock Option Awards were issued and outstanding with an exercise price of $1.004 pursuant to the Company's Equity Incentive Plan. All Awards have vested immediately upon issuance and have yet to be exercised.

Following the grant of Awards disclosed above, a total of 213,298 Awards remain available under the Company's Equity Incentive Plan.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Granted	63,052	$ 1.004
Exercised	-	$ 1.004
Expired/cancelled	-	
Total options outstanding, December 31, 2021	63,052	$ 1.004
Options exercisable, December 31, 2021	63,052	$ 1.004

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

In July 2020 and January 2021, the Company entered into two Paycheck Protection Program (PPP) loans for the respective amounts of $67,600 and $67,633 with interest rates of 1% and respective maturities in July 2022 and May

2027. These loans are secured by the lender's right to take possession of any collateral. These loans have both been forgiven in full in March and December of 2021, respectively.

Debt Principal Maturities 5 Years Subsequent to 2021	
Year	Amount
2022	-
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 1,339,853 and 1,388,503 shares were issued and outstanding as of 2020 and 2021.

The Company has authorized 500,000 shares of Preferred Stock with a par value of $0.00001 per share. 57,286 and 60,667 shares were issued and outstanding as of 2020 and 2021.

Common Shareholders are entitled to one vote and can receive dividends at the discretion of the Board of Directors.

Preferred Shareholders have the right to convert shares into Common Stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred Shareholders have 1 vote for every common share they could own if converted. Preferred Shareholders receive dividends at the discretion of the Board of Directors on a pari passu basis according to the number of shares of Common Stock held by such holders, and they have priority rights of liquidating distributions. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 6, 2022, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.